EXHIBIT 99.30

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 7-2003	April 29, 2003

GAMMON REPORTS FURTHER HIGH-GRADE INTERCEPTS
AT NEW ROSARIO ZONE,
MAKING IT THE FOURTH HIGH-GRADE ZONE DISCOVERED TO DATE
ON ITS 100%-OWNED OCAMPO PROJECT AREA.

Drill Holes Hit High-Grade Deposits in new Rosario Zone; OG-63 Cuts 3-Metres 23.3 g/t Gold and 2,426 g/t Silver, included in within 40.5-metres of 3.7 g/t Gold and 339 g/t Silver. This hole was drilled 200-metres along strike of OG-48 which intercepted 6-metres of 33.4 g/t Gold and 975 g/t Silver, and 75-metres along strike of OG-35 which intercepted 4.5-metres of 12.4 g/t Gold and 912 g/t Silver.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC: GMLRF) is pleased to report results of two new high-grade intercepts from drilling programs focused at the Rosario zone at the Company’s wholly-owned Ocampo project area. The latest results have identified the Rosario as the fourth high-grade zone to be discovered on this property, following the previously announced Las Animas, Aventurero and San Juan high-grade zones. The new results also indicate that this zone, like the others, will not only be important to increasing resource ounces but will also have a major impact on the future mine plan at this property. A complete table of Rosario drill results is on the following page. Below is a long section displaying the Rosario results.

‘Continued on Page 2'

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

The following table includes the two new holes reported today and outlines all drill results from the Rosario zone to date. The zone proves to be both extremely important in increasing the size and grade of the resource, and is in close proximity to both the underground ramp currently in development and the other previously announced zones (refer to map below).

Table of Rosario Drill Intersections

Hole	From	To	Interval	Au	Ag	eAu

UGD-2	11	14	3	2.2	128	4.2

UGD-4	13	14	1	12.9	806	25.3

UGD-8	44	45	1	4.7	447	11.61

BR-7	13	14	1	2.2	71	3.3

BR-8	32	3	1	4.3	224	7.7

BR-55	35	37	2	4.9	87	6.2

and	37	38	1	10.9	156	13.3

BR-58	84	85	1	3.5	211	6.8

OG-35	120	124.5	4.5	12.4	912	26.4

OG-48	81	87	6	33.4	975	48.4

OG-63	120	127.5	7.5	3.8	305	8.5

and	136.5	160.5	40.5	3.7	339	8.9

includes	148.5	157.5	3	23.3	2,426	60.6

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.
The true width of the intercept results remains to be determined.

UGDH-3, BR-4, and OG-49 intercepted low-grade.

Below is a map, which shows the location of the Rosario zone in relation to the other significant high-grade underground zones such as Las Animas, Aventurero, and San Juan. The location of these zones and how they intersect each other will prove to be a major economic advantage in mining, development costs and scale of future production.

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All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.